Exhibit 4.11

Execution Version

RENEW ENERGY GLOBAL PLC

2021 INCENTIVE AWARD PLAN

STOCK OPTION GRANT NOTICE

Capitalized terms not specifically defined in this Stock Option Grant Notice (the “Grant Notice”) have the meanings given to them in the 2021 Incentive Award Plan (as amended from time to time, the “Plan”) of Renew Energy Global plc (the “Company”).

The Company has granted to the participant listed below (“Participant”) the stock option described in this Grant Notice (the “Option”), subject to the terms and conditions of the Plan and the Stock Option Agreement attached as Exhibit A (the “Agreement”), both of which are incorporated into this Grant Notice by reference.

Participant:	Sumant Sinha
Grant Date:	23 August 2021
Exercise Price per Share:	$10.00
Shares Subject to the Option:	23,045,965
Final Expiration Date:	23 August 2031
Vesting Commencement Date:	23 August 2021
Vesting Schedule:	Subject to the terms of the Agreement, (i) 6.25% of the Shares subject to the Option will vest on the last day of the first calendar year quarter immediately following the closing of the transactions contemplated by that certain Business Combination Agreement dated as of February 24, 2021 by and among RMG Acquisition Corporation II, Philip Kassin, Renew Energy Global Limited, Renew Power Global Merger Sub and other parties thereto and (ii) 6.25% of the Shares subject to the Option shall vest on the last day of each calendar year quarter thereafter, such that the Shares subject to the Option shall be fully vested on the 16th vesting date.
Type of Option	Non-Qualified Stock Option

By Participant’s signature below, Participant agrees to be bound by the terms of this Grant Notice, the Plan and the Agreement. Participant has reviewed the Plan, this Grant Notice and the Agreement in their entirety, has had an opportunity to obtain the advice of counsel prior to executing this Grant Notice and fully understands all provisions of the Plan, this Grant Notice and the Agreement. Participant hereby agrees to accept as binding, conclusive and final all decisions or interpretations of the Administrator upon any questions arising under the Plan, this Grant Notice or the Agreement.

RENEW ENERGY GLOBAL PLC

By:
Name:
Title:

[Nova—2021 Incentive Award Plan—Sumant Sinha Initial Option Agreement—Signature Page]

PARTICIPANT

Sumant Sinha

[Nova—2021 Incentive Award Plan—Sumant Sinha Initial Option Agreement—Signature Page]

STOCK OPTION AGREEMENT

Capitalized terms not specifically defined in this Agreement have the meanings specified in the Grant Notice or, if not defined in the Grant Notice, in the Plan.

ARTICLE I.

GENERAL

1.1 Grant of Option. The Company has granted to Participant the Option effective as of the grant date set forth in the Grant Notice (the “Grant Date”).

1.2 Incorporation of Terms of Plan. The Option is subject to the terms and conditions set forth in this Agreement and the Plan, which is incorporated herein by reference. In the event of any inconsistency between the Plan and this Agreement, the terms of the Plan will control.

ARTICLE II.

PERIOD OF EXERCISABILITY

2.1 Vesting; Commencement of Exercisability.

(a) Subject to Sections 2.1(b), 2.1(c), 2.1(d) and 2.3, the Option will vest and become exercisable according to the vesting schedule in the Grant Notice (the “Vesting Schedule”) except that any fraction of a Share as to which the Option would be vested or exercisable will be accumulated and will vest and become exercisable only when a whole Share has accumulated.

(b) Subject to this Section 2.1(b) and Section 2.1(c), the Option will immediately expire and be forfeited as to any portion that is not vested and exercisable as of Participant’s Termination of Service. Provided, however, notwithstanding anything in the Grant Notice, the Plan or this Agreement to the contrary, if Participant incurs a Termination of Service other than (i) by the Company for Cause or (ii) by the Participant without Good Reason (as each such terms are defined in the Participant’s service agreement with the Company, dated as of 23 August 2021 (the “Employment Agreement”)), including, for the avoidance of doubt, death or Disability, then all unvested portion of the Option shall immediately vest upon such Termination of Service and shall not be capable of being forfeited.

(c) Notwithstanding Section 2.1(b) above, in case of an occurrence of Change in Control to which Participant objects in writing, provided Participant has received notice of such Change in Control at least thirty (30) business days prior to the occurrence of such Change in Control, no later than two (2) business days prior to, or, otherwise, prior to the occurrence of the Change in Control, any unvested portion of the Option shall vest immediately upon the closing of such Change in Control.

(d) Notwithstanding the foregoing, the Board may, in its sole discretion, accelerate the vesting of the Option following the good faith determination that Participant’s performance of Participant’s duties to the Company were sufficiently strong despite adverse market conditions.

2.2 Duration of Exercisability. The Vesting Schedule is cumulative. Any portion of the Option which vests and becomes exercisable will remain vested and exercisable until the Option expires. The Option will be forfeited immediately upon its expiration.

2.3 Expiration of Option. The Option may not be exercised to any extent by anyone after, and will expire on the final expiration date in the Grant Notice.

ARTICLE III.

EXERCISE OF OPTION

3.1 Person Eligible to Exercise. During Participant’s lifetime, only Participant may exercise the Option. After Participant’s death, any exercisable portion of the Option may, prior to the time the Option expires, be exercised by Participant’s Designated Beneficiary as provided in the Plan.

3.2 Partial Exercise. Any exercisable portion of the Option or the entire Option, if then wholly exercisable, may be exercised, in whole or in part, according to the procedures in the Plan at any time prior to the time the Option or portion thereof expires, except that the Option may only be exercised for whole Shares.

3.3 Tax Withholding.

(a) The Company has the right and option, but not the obligation, to treat Participant’s failure to provide timely payment in accordance with the Plan of any withholding tax obligation arising in connection with the Option or required by law as Participant’s election to satisfy all or any portion of the withholding tax by retaining Shares otherwise issuable under the Option. The Company shall withhold a number of Shares, valued at their Fair Market Value, in an amount necessary to satisfy any such withholding tax obligation (and increase Participant’s election pursuant to the Company’s prescribed procedures as in effect from time to time, up to the maximum tax rate applicable to Participant).

(b) Participant acknowledges that Participant is ultimately liable and responsible for all taxes owed in connection with the Option, regardless of any action the Company or any Subsidiary takes with respect to any tax withholding obligations that arise in connection with the Option. Neither the Company nor any Subsidiary makes any representation or undertaking regarding the treatment of any tax withholding in connection with the awarding, vesting or exercise of the Option or the subsequent sale of Shares.

ARTICLE IV.

OTHER PROVISIONS

4.1 Adjustments. Participant acknowledges that the Option is subject to adjustment, modification and termination in certain events as provided in this Agreement and the Plan.

4.2 Service Conditions. In accepting the Option, the Participant acknowledges and agrees that:

(a) Any notice period mandated under Applicable Law or contract shall not be treated as continuous employment for the purpose of determining the vesting of the Option; and the Participant’s right to vesting after Termination of Service, if any, will be measured by the date of Termination of Service and will not be extended by any notice period mandated under Applicable Law or contract. Subject to the foregoing and the provisions of the Plan, the Company, in its sole discretion, shall determine whether the Participant has incurred a Termination of Service and the effective date of such termination.

(b) The Plan is established voluntarily by the Company. It is discretionary in nature and it may be modified, amended, suspended or terminated by the Company at any time, unless otherwise provided in the Plan and this Agreement.

(c) The grant of the Option is voluntary and occasional and does not create any contractual or other right to receive future grants of Options, or benefits in lieu of Options, even if Options have been granted repeatedly in the past.

(d) All decisions with respect to future Option grants, if any, will be at the sole discretion of the Company.

(e) The Participant’s participation in the Plan shall not create a right to further employment with the Company or another current or future parent or Subsidiary of the Company and shall not interfere with the ability of with the Company or another parent or Subsidiary of the Company to terminate the Participant’s employment at any time, with or without Cause, subject to Applicable Law.

(f) The Participant is voluntarily participating in the Plan.

(g) The Options are extraordinary items that do not constitute compensation of any kind for employment of any kind rendered to the Company or any parent or Subsidiary of the Company, and which are outside the scope of the Participant’s Employment Agreement, if any.

(h) The Option is not part of normal or expected compensation or salary for any purpose, including, but not limited to, calculating any severance, resignation, termination, redundancy, end-of-service payments, bonuses, long-service options, pension or retirement benefits or similar payments.

(i) In the event that the Participant is not an employee of a parent or Subsidiary of the Company, the Option grant will not be interpreted to form an employment contract or relationship with a parent or Subsidiary of the Company.

(j) The future value of the underlying Shares is unknown and cannot be predicted with certainty. The value of the Shares may increase or decrease.

(k) No claim or entitlement to compensation or damages arises from termination of or diminution in value of the Shares and the Participant irrevocably releases the Company, or any parent or Subsidiary of the Company from any such claim that may arise. If, notwithstanding the foregoing, any such claim is found by a court of competent jurisdiction to have arisen then, by signing this Agreement, the Participant shall be deemed irrevocably to have waived the Participant’s entitlement to pursue such a claim.

4.3 Notices. Any notice to be given under the terms of this Agreement to the Company must be in writing and addressed to the Company in care of the Company’s Secretary at the Company’s principal office or the Secretary’s then-current email address or facsimile number. Any notice to be given under the terms of this Agreement to Participant must be in writing and addressed to Participant (or, if Participant is then deceased, to the person entitled to exercise the Option) at Participant’s last known mailing address, email address or facsimile number in the Company’s personnel files. By a notice given pursuant to this Section, either party may designate a different address for notices to be given to that party. Any notice will be deemed duly given when actually received, when sent by email, when sent by certified mail (return receipt requested) and deposited with postage prepaid in a post office or branch post office regularly maintained by the United States Postal Service, when delivered by a nationally recognized express shipping company or upon receipt of a facsimile transmission confirmation.

4.4 Titles. Titles are provided herein for convenience only and are not to serve as a basis for interpretation or construction of this Agreement.

4.5 Conformity to Securities Laws. Participant acknowledges that the Plan, the Grant Notice and this Agreement are intended to conform to the extent necessary with all Applicable Laws and, to the extent Applicable Laws permit, will be deemed amended as necessary to conform to Applicable Laws.

4.6 Successors and Assigns. The Company may assign any of its rights under this Agreement to single or multiple assignees, and this Agreement will inure to the benefit of the successors and assigns of the Company. Subject to the restrictions on transfer set forth in the Plan, this Agreement will be binding upon and inure to the benefit of the heirs, legatees, legal representatives, successors and assigns of the parties hereto.

4.7 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Agreement, if Participant is subject to Section 16 of the Exchange Act, the Plan, the Grant Notice, this Agreement and the Option will be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3) that are requirements for the application of such exemptive rule. To the extent Applicable Laws permit, this Agreement will be deemed amended as necessary to conform to such applicable exemptive rule.

4.8 Entire Agreement. The Plan, the Grant Notice and this Agreement (including any exhibit hereto) constitute the entire agreement of the parties and supersede in their entirety all prior undertakings and agreements of the Company and Participant with respect to the subject matter hereof.

4.9 Agreement Severable. In the event that any provision of the Grant Notice or this Agreement is held illegal or invalid, the provision will be severable from, and the illegality or invalidity of the provision will not be construed to have any effect on, the remaining provisions of the Grant Notice or this Agreement.

4.10 Limitation on Participant’s Rights. Participation in the Plan confers no rights or interests other than as herein provided. This Agreement creates only a contractual obligation on the part of the Company as to amounts payable and may not be construed as creating a trust. Neither the Plan nor any underlying program, in and of itself, has any assets. Participant will have only the rights of a general unsecured creditor of the Company with respect to amounts credited and benefits payable, if any, with respect to the Option, and rights no greater than the right to receive the Shares as a general unsecured creditor with respect to the Option, as and when exercised pursuant to the terms hereof.

4.11 Not a Contract of Employment. Nothing in the Plan, the Grant Notice or this Agreement confers upon Participant any right to continue in the employment or service of the Company or any Subsidiary or interferes with or restricts in any way the rights of the Company and its Subsidiaries, which rights are hereby expressly reserved, to discharge or terminate the services of Participant at any time for any reason whatsoever, with or without Cause, except to the extent expressly provided otherwise in a written agreement between the Company or a Subsidiary and Participant.

4.12 Counterparts. The Grant Notice may be executed in one or more counterparts, including by way of any electronic signature, subject to Applicable Law, each of which will be deemed an original and all of which together will constitute one instrument.

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